SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 17, 2021

CHINA SOUTHERN AIRLINES COMPANY LIMITED

68 Qi Xin Road

Guangzhou, 510403

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

China Southern Airlines Company Limited (the “Company”) published the following announcements on September 16, 2021 on the Hong Kong Stock Exchange’s website at:

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0916/2021091600802.pdf, in relation to the interim report 2021; and

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0916/2021091600716.pdf, in relation to the notification letter.

The announcements in English are included as exhibits to this Form 6-K.

Certain statements contained in these announcements may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements. All information provided in these announcements is as of the date of these announcements, unless otherwise stated, and we undertake no duty to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Xie Bing

Name: Xie Bing

Title: Company Secretary

Date: September 17, 2021